VIA EDGAR

November 14, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	scPharmaceuticals Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-221077

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), scPharmaceuticals Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 16, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Arthur McGivern at (617) 570-1971. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Arthur McGivern, by facsimile to (617) 321-4370.

If you have any questions regarding this request, please contact Arthur McGivern of Goodwin Procter LLP at (617) 570-1971.

Sincerely,

SCPHARMACEUTICALS INC.

/s/ John H. Tucker
John H. Tucker President and Chief Executive Officer

cc:	Troy Ignelzi, Chief Financial Officer, scPharmaceuticals Inc.

Arthur McGivern, Esq., Goodwin Procter LLP

Mitchell Bloom, Esq., Goodwin Procter LLP